UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cypress Semiconductor Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

232806109
(CUSIP number)

 Martha Mensoian
General Counsel
Three Bays Capital LP
222 Berkeley Street, 19th Floor
Boston, Massachusetts 02116
617-954-1400

(Name, address and telephone number of person authorized to receive notices and communications)

March 3, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS Three Bays Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,462,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,462,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,462,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14.	TYPE OF REPORTING PERSON* PN, IA

(1)
Based on 314,558,619 shares of common stock of Cypress Semiconductor Corporation (the “Issuer”) outstanding as of February 26, 2016, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,462,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,462,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,462,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 314,558,619 shares of common stock of the Issuer outstanding as of February 26, 2016, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC Master LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,462,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,462,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,462,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 314,558,619 shares of common stock of the Issuer outstanding as of February 26, 2016, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC Partners GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,462,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,462,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,462,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 314,558,619 shares of common stock outstanding as of February 26, 2016, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2016.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS Matthew Sidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22,462,774
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,462,774
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,462,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 314,558,619 shares of common stock outstanding as of February 26, 2016, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2016.

Schedule 13D

ITEM 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Cypress Semiconductor Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 198 Champion Court, San Jose, California 95134.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

a)   The Reporting Persons are:

1.    Three Bays Capital LP (“Three Bays Capital”)
2.    TBC GP LLC (“TBC GP”)
3.    TBC Master LP (“TBC Master”)
4.    TBC Partners GP LLC (“TBC Partners GP”)
5.    Matthew Sidman

(b)  The address for each of the Reporting Persons (except TBC Master) is:

c/o Three Bays Capital LP
222 Berkeley Street, 19th Floor
Boston, Massachusetts 02116

The address for TBC Master is:

c/o Morgan Stanley Fund Services (Cayman) Ltd.
Cricket Square
2nd Floor, Boundary Hall
Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

(c)   Each of the Reporting Persons is engaged in the business of investing.  Three Bays Capital’s principal business is serving as investment adviser to certain private investment funds, including TBC Master.  TBC GP’s principal business is serving as the General Partner of Three Bays Capital.  TBC Partners GP’s principal business is serving as the General Partner of TBC Master.  Matthew Sidman’s principal business is serving as the Managing Member of TBC GP and TBC Partners GP.  By virtue of their relationship with TBC Master and/or Three Bays Capital, the investment adviser of TBC Master and each of the Reporting Persons other than TBC Master may be deemed to have voting and investment power over the securities of the Issuer directly held and beneficially owned by TBC Master.

(d)  The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Citizenship of the Reporting Persons is as follows:

1.   Three Bays Capital – Delaware
2.   TBC GP – Delaware
3.   TBC Master – Cayman Islands
4.   TBC Partners GP – Delaware
5.   Matthew Sidman – United States of America

The Reporting Persons have agreed to jointly file this Schedule 13D.  A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock and options to purchase shares of Common Stock purchased by TBC Master that are reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases through brokers. The aggregate purchase price of the 15,862,774 shares of Common Stock directly held by TBC Master and the options to purchase 6,600,000 shares of Common Stock directly held by TBC Master was approximately $177,670,549.50, including brokerage commissions.

ITEM 4.	Purpose of Transaction.

The information contained in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired and hold the securities of the Issuer reported herein for investment purposes based on the Reporting Persons’ belief that such securities were and continue to be undervalued and represent an attractive investment opportunity.  In furtherance of their investment purpose, the Reporting Persons have had discussions with members of the Issuer’s management and Board of Directors (the “Board”) regarding their investment and the Issuer’s business.  The Reporting Persons will continue to engage in dialogue with members of the Issuer’s management and Board and will speak to other stockholders of the Issuer regarding multiple topics concerning the Issuer’s business, which could include, without limitation, general business operations, financial condition, use of capital, strategy and future plans, potential strategic alternatives and/or other items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities.  Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer, including, but not limited to Common Stock or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Depending upon their assessments of the above factors, the Reporting Persons may change their present intentions as stated above.  Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 314,558,619 shares of Common Stock outstanding as of February 26, 2016, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2016.  The amount beneficially owned includes 6,600,000 shares of Common Stock underlying options.

Each Reporting Person other than TBC Master may be deemed to beneficially own the shares of Common Stock and options to purchase shares of Common Stock held directly by TBC Master, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person other than TBC Master is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose (including, without limitation, any tax purposes) and each of the Reporting Persons other than TBC Master expressly disclaims beneficial ownership of all securities of the Issuer held directly by TBC Master and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group”.

(c) There have been no transactions by or on behalf of the Reporting Persons in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationships among the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.  Certain feeder funds that are limited partners of TBC Master have the right to receive dividends from, and proceeds from, the sale of securities of the Issuer directly held by TBC Master.

(e)  Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TBC Master purchased options to purchase 3,100,000 shares of Common Stock with a strike price of $11, which expire on June 17, 2016. TBC Master also purchased options to purchase 3,500,000 shares of Common Stock with a strike price of $12, which expire on June 17, 2016. TBC Master sold options to purchase 3,100,000 shares of Common Stock with a strike price of $13, which expire on June 17, 2016. TBC Master also sold options to purchase 3,500,000 shares of Common Stock with a strike price of $14, which expire on June 17, 2016.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2016

Date

THREE BAYS CAPITAL LP

By: TBC GP LLC, its General Partner

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC GP LLC

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC MASTER LP

By: TBC Partners GP LLC, its General Partner

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC PARTNERS GP LLC

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

MATTHEW SIDMAN

/s/ Martha Mensoian
Signature

Martha Mensoian/Authorized Signatory*
Name/Title
* Authorized signatory pursuant to power of attorney